                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 8)*

                            Hawkins Chemical, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.05 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  420200 10 7
                      -----------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 8 pages

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CUSIP No. 420200 10 7                                          Page 2 of 8 Pages
          -----------                 13G
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 (1) NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust
          (a)  41-0771293
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  / /
                                                                   (b)  / /
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 (3) SEC USE ONLY

--------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

           Minnesota
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 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY                                0
 EACH REPORTING             ----------------------------------------------------
 PERSON WITH                  (6) SHARED VOTING POWER

                                  2,499,582 (b)
                            ----------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER

                                         0
                             ---------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER

                                  2,499,582 (b)
--------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,499,582 (b)
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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         22%
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(12) TYPE OF REPORTING PERSON*

                         EP
--------------------------------------------------------------------------------

                                     NOTES
                                     -----

     (a) The Trustees of the Hawkins Chemical, Inc. Employee Stock Ownership Plan and

Trust are Messrs. Howard J. Hawkins, Dean L. Hahn, Donald L. Shipp, Howard M. Hawkins, and John R. Hawkins. These individuals are all directors and officers of the Issuer. Apart from the plan holdings in this plan and the individual interests of each trustee under such plan as of December 31, 1998, these individuals had personal holdings of the Issuer's common stock as set forth below. Unless otherwise noted, all shares shown are held by individuals possessing sole voting and dispositive power with respect to such shares.


                                       Number of               Percentage
               Name                     Shares                  of Class
               ----                    ---------               ----------
         Howard J. Hawkins             489,847(1)                 4.3%
         Dean L. Hahn                  105,128(2)                 0.9%
         Donald L. Shipp               132,068(3)                 1.2%
         Howard M. Hawkins             168,960(4)                 1.5%
         John R. Hawkins                72,201(5)                 0.6%


----------------
(1) Mr. Hawkins has sole voting and dispositive power over all of these 489,847 shares, except for 191,665 shares owned by his wife as to which Mr. Hawkins may be deemed to share voting and dispositive power, but as to which he disclaims beneficial ownership, as well as 36,093 shares that Mr. Hawkins holds jointly with his wife as to which he shares voting and dispositive power.

(2) Mr. Hahn has sole voting and dispositive power over all of these 105,128 shares, except for 8,292 shares that Mr. Hahn holds jointly with his wife as to which he shares voting and dispositive power.

(3) Mr. Shipp has sole voting and dispositive power over all of these 132,068 shares, except 70,509 shares that Mr. Shipp holds jointly with his wife as to which he shares voting and dispositive power and 60,000 shares held by his wife also which he may be deemed to share voting and investment power, but as to which he disclaims beneficial ownership.

(4) Mr. Hawkins has sole voting and dispositive power over all of these 168,960 shares, except for 64,695 shares held by his wife as to which Mr. Hawkins may be deemed to share voting and dispositive power, but as to which he disclaims beneficial ownership; and 99,469 shares that Mr. Hawkins holds jointly with his wife as to which he shares voting and dispositive power.

(5) Mr. Hawkins has sole voting and dispositive power over all of these 72,201 shares, except 40,897 shares held by him as custodian for one minor child as to which he has full voting and dispositive power, but as to which he disclaims beneficial ownership; and 11,861 shares that Mr. Hawkins holds jointly with his wife as to which he shares voting and dispositive power.

         (b) The Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust (the "ESOP") currently holds 2,499,582 shares of the Issuer's common stock, representing 22% of the total outstanding shares. The ESOP allows participants to direct the voting of shares allocated to their accounts, but since the Trustees may vote shares with respect to which no directions are received, the Trustees may be deemed to share voting power as to all of these shares. In addition, the Trustees, as individual participants in the ESOP, have the power to direct the voting of the following number of shares allocated to their personal accounts as of December 31, 1998: Howard J. Hawkins, 134,512 shares; Dean L. Hahn, 201,106 shares; Donald L. Shipp, 174,838 shares; Howard M. Hawkins, 122,833 shares; and John R. Hawkins, 116,280 shares. The Trustees also have dispositive power with respect to all 2,499,582 shares, provided that this power is limited by a requirement that the assets of the ESOP Trust must consist primarily of shares of the Issuer's stock. Each Trustee disclaims beneficial ownership of the shares attributed to him solely as a Trustee of the ESOP.

                                 SCHEDULE 13G
                                 ------------

ITEM 1.

         (a)      Name of Issuer

                  Hawkins Chemical, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  3100 East Hennepin Avenue
                  Minneapolis, Minnesota 55413


ITEM 2.

         (a)      Name of Person Filing

                  Hawkins Chemical, Inc. Employee Stock Ownership Plan and Trust

         (b)      Address of Principal Business Office or, if none,
                  Residence

                  c/o Hawkins Chemical, Inc.
                  3100 East Hennepin Avenue
                  Minneapolis, Minnesota 55413

         (c)      Citizenship

                  Minnesota

         (d)      Title of Class of Securities

                  Common Stock, Par Value $.05 per share

         (e)      CUSIP Number

                  420200 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)      ____  Broker or Dealer registered under Section 15 of the Act

         (b)      ____  Bank as defined in section 3(a)(6) of the Act

         (c)      ____  Insurance Company as defined in section 3(a)(19) of the
                        Act

         (d)      ____  Investment Company registered under section 8 of the
                        Investment Company Act

         (e)      ____  Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

         (f)        X   Employee Benefit Plan, Pension Fund which is subject to
                  ____  the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see
                        Rule 13d-1(b)(1)(ii)(F)

         (g)      ____  Parent Holding Company, in accordance with
                        Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

         (h)      ____  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


ITEM 4.           OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned

                  2,499,582 (See Note b)

         (b)      Percent of Class

                  22%

         (c)      Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote

                       0

                  (ii)   shared power to vote or to direct the vote

                         2,499,582 (See Note b)

                  (iii)  sole power to dispose or to direct the disposition of

                         0

                  (iv)   shared power to dispose or to direct the disposition of

                         2,499,582 (See Note b)


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable


ITEM 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned Trustees of the Hawkins Chemical, Inc. Employee Stock Ownership Trust certify on behalf of the Trust that the information set forth in this statement is true, complete and correct.


                                       HAWKINS CHEMICAL, INC.
                                       EMPLOYEE STOCK OWNERSHIP
                                       TRUST


Dated: January 27, 1999                By:  /s/ Howard J. Hawkins
                                           -------------------------------------
                                            Howard J. Hawkins, Trustee


                                       By:  /s/ Dean L. Hahn
                                           -------------------------------------
                                            Dean L. Hahn, Trustee


                                       By:  /s/ Donald L. Shipp
                                           -------------------------------------
                                            Donald L. Shipp, Trustee


                                       By:  /s/ Howard M. Hawkins
                                           -------------------------------------
                                            Howard M. Hawkins, Trustee


                                       By:  /s/ John R. Hawkins
                                           -------------------------------------
                                            John R. Hawkins, Trustee


                                       -9-